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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Gilbert, James Andrew, dba

NAME OF BROKER-DEALER: Pension Service Associates Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13417 Ventura Blvd.
                              (No. and Street)

Sherman Oaks,   California   91423
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Gilbert   310-441-4961
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
                    (Name – if individual, state last, first, middle name)
        10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

RECEIVED
APR 05 2004

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _James A. Gilbert_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Pension Service Associate Securities Corp_ , as of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____


_____

Signature

_____

Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of _California_

County of _Los Angeles_ } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

Subscribed and ~~sworn to~~ (or affirmed) before me this __1st__ day of __April__ ,

Date   Month

__2004__ , by

Year

(1)_____ James A. Gilbert _____
Name of Signer(s)

(2)_____
Name of Signer(s)

DAVID WELLS
Commission # 1448399
Notary Public - California
Los Angeles County
My Comm. Expires Oct 30, 2007

Place Notary Seal Above

_____
Signature of Notary Public

───────────── **OPTIONAL** ─────────────

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: _Oath or Affirmation_

Document Date: _December 31, 2003_ Number of Pages: _1_

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

© 2002 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2404 • Prod. No. 5924 • Reorder: Call Toll-Free 1-800-876-6827

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION

13417 VENTURA BLVD.
SHERMAN OAKS, CA 91423

CONTENTS

PART II



ELIZABETH CERTIFIED
PUBLIC
TRACTENBERG ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

I have audited the accompanying statement of financial condition of Pension Service Associates Securities Corporation, as of December 31, 2003 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Pension Service Associates Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Pension Service Associates Securities Corporation as of December 31, 2003 and the result of its operations, cash flows and stockholder's equity for the year then ended in conformity with generally accepted accounting principles.

Elizabeth Tractenberg, CPA

Los Angeles, California
March 2, 2004
reissued March 29, 2004

1

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	10,546
Commission receivable		2,755
TOTAL ASSETS	$	13,301

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	2,400
Commissions due to officer		3,281
TOTAL LIABILITIES		5,681

STOCKHOLDER'S EQUITY

Common stock - 100 shares outstanding at a stated value of $1.00	$ 100	
Paid-in capital	18,055	
Retained earnings (deficit)	(10,535)	7,620

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,301

See accompanying notes to financial statements

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2003

REVENUES

Commission income	$ 31,754
TOTAL REVENUES	31,754

EXPENSES

Administrative expenses	30,166
Miscellaneous expenses	42
TOTAL EXPENSES	30,208
INCOME BEFORE TAX PROVISION	1,546
INCOME TAX PROVISION	800
NET INCOME	$ 746

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	100	$ 100	$ 18,055	$ (11,281)	$ 6,874
Net Income				746	746
Balance, December 31, 2003	100	$ 100	$ 18,055	$ (10,535)	$ 7,620

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income	$	746
Changes in operating assets and liabilities:		
Commissions receivable		(2,755)
Accrued expenses		800
Commissions payable		3,281
Net cash provided in operating activities		2,072
Cash Flows from Investing Activities:		
Paid in capital		0
Cash Flows from Financing Activities:		
Distribution		0
Net decrease in cash		2,072
Cash at beginning of year		8,474
Cash at end of year	$	10,546
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	0

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pension Service Associates Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). Business began in July 1992. The Company acts as a limited broker dealer, authorized to conduct business exclusively in the distribution of shares of registered open end investment companies or unit investment trusts (mutual funds) or the sale of variable annuities. The Company claimed an exclusion from membership in the Securities Investor Protection Act of 1970. The firm conducts business with the mutual fund companies under separate dealer agreements on a fully disclosed basis and does not execute any wire order trades with them.

Securities Transactions and Related Party Transaction

Customers' securities transactions are recorded by the mutual fund companies on a settlement-date basis, generally the third business day following the transaction, with related commission income recorded by the Company when received and earned. Commission earned is recognized after mutual fund companies have adjusted for breakpoint, rights of accumulated adjustments and 12b-1 fees.

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the company's expenses, for which it receives a fee equivalent to 95% of the Company's revenue.

NOTE 2 - PROVISION FOR INCOME TAXES

At December 31, 2003 the Company has net operating losses (NOL) carry-forwards of approximately $18,300 expiring in the year 2014.

No deferred asset will be recognized on the tax benefit resulting from the NOL.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PART II

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

PENSION SERVICE ASSOCIATES SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity (from Statement of Financial Condition)	$	7,620
NET CAPITAL	$	7,620

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness 6.67% of net aggregate indebtedness	$	379
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	2,620
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$	7,052

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	5,681
Percentage of aggregate indebtedness to net capital		75%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	10,342
VARIANCE		
Commissions receivable		(6,941)
Accrued expenses		(2,400)
Commissions payable to officer		6,619
NET CAPITAL PER AUDIT	$	7,620



ELIZABETH   CERTIFIED
TRACTENBERG   PUBLIC
ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

In planning and performing my audit of the financial statements of Pension Service Associates
Securities Corporation (thereafter referred to as the "Company") for the year ended December 31,
2003, I have considered its internal control structure, including procedures for safeguarding
securities, in order to determine my auditing procedures for the purpose of expressing my
opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a
study of the practice and procedures (including tests of compliance with such practices and
procedures) followed by the Company that I considered relevant to the objectives stated in Rule
17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and
net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of Rule 15c3-3. I did not review the practices and procedures followed by the
company: (1) in making the quarterly securities examinations, counts, verifications, and
comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with
the requirements for prompt payment for securities under section 8 of Regulation T of the Board
of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical
possession or control of all fully paid and excess margin securities of customers, because the
Company does not carry security accounts for customers or perform custodial functions relating
to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above mentioned
objectives. Two of the objectives of an internal control structure and the practices procedures are
to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use of disposition,
and that transactions are executed in accordance with management's authorization and recorded
properly to permit the preparation of financial statements in accordance with generally accepted
accounting principles.

Mr. James A. Gilbert
Pension Service Associates Securities Corporation
Sherman Oaks, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

It has come to my attention that the NASD believes the Company is not posting the books timely. I have impressed upon the Company's principal the importance of timeliness.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
March 2, 2004